why we succeed

AMETEK®



driven disciplined targeted innovative global empowered responsible

2003 ANNUAL REPORT

Table of Contents



AMETEK

About Our Theme: **Why We Succeed**

AMETEK has achieved outstanding results during a difficult economic period for the manufacturing sector. This year's annual report looks at the reasons for our success and how those reasons best characterize our corporate culture and values.

Financial Highlights

(In millions, except per share amounts and number of employees)

For the Year	**2003**	2002	2001	2000	1999
Net sales	**$1,091.6**	$1,040.5	$1,019.3	$1,024.7	$ 924.8
Operating income[1][2]	**156.8**	148.7	132.8	135.9	118.8
Income from Operations[1][2]	**87.8**	83.7	70.8	68.5	60.8
Net income[1]	**87.8**	83.7	66.1	68.5	60.8
EBITDA[2][3]	**191.1**	180.4	178.0	177.6	158.1
Free cash flow[4]	**133.6**	86.3	71.7	49.1	56.3
Capital expenditures	**21.3**	17.4	29.4	29.6	30.3
Per Share Data[5]:					
Diluted earnings per share:					
Income from Operations[1][2]	**1.30**	1.24	1.06	1.05	0.92
Net income[1]	**1.30**	1.24	0.99	1.05	0.92
Cash dividends paid	**0.12**	0.12	0.12	0.12	0.12
At Year-End					
Total debt[6]	**$ 424.4**	$ 390.1	$ 470.8	$ 361.2	$ 331.4
Stockholders' equity	**529.1**	$ 420.2	$ 335.1	$ 280.2	$ 216.2
Shares outstanding[5]	**67.0**	66.1	65.6	64.9	63.9
Number of employees	**7,800**	7,700	8,100	8,100	7,600

(1) The amounts in 2001 and the preceding years include the amortization of goodwill. Beginning in 2002, the Company accounted for goodwill in accordance with SFAS No. 142.

(2) Amounts in 2001 exclude unusual pretax expenses of $23.3 million, $15.3 million after tax ($0.23 per diluted share) for cost realignment initiatives and asset write-downs. Also excluded from 2001 is a tax benefit of $10.5 million ($0.16 per diluted share) resulting from the closure of a number of tax years.

(3) EBITDA represents income before interest, income taxes, depreciation and amortization, and unusual items. (See table on page 23 for reconciliation of net income reported in accordance with U.S. GAAP to EBITDA.)

(4) Free cash flow represents cash flow from operating activities, before the effects of an accounts receivable securitization program, less capital expenditures. (See table on page 23 for reconciliation of cash flow from operating activities reported in accordance with U.S. GAAP to free cash flow.)

(5) All share and per share amounts presented in this summary annual report have been restated to reflect a two-for-one stock split effective February 27, 2004.

(6) Without considering the effect of an accounts receivable securitization program, which reduced the carrying value of accounts receivable and debt in 2000 and 1999, total debt at December 31, 2000 and 1999, would have been $406.2 million and $375.4 million, respectively.

Net Sales
(in millions)


$1100
1050
1000
950
900
99
00
01
02
03

5 Year CAGR is 3%

Diluted Earnings Per Share


$1.50
1.25
1.00
0.75
0.50
99
00
01
02
03

5 Year CAGR is 10%

Letter to Shareholders

We Had an Excellent 2003

Our Four Growth Strategies—Operational Excellence, Strategic Acquisitions & Alliances, Global & Market Expansion, and New Products—enabled us to post another year of record results. We established records for sales, operating income, net income, diluted earnings per share, and operating cash flow.

2003 Results

Our sales grew by 5% to nearly $1.1 billion. Operating income also increased by 5% to $157 million. Net income was $88 million, up 5% versus 2002. Diluted earnings per share were $1.30 ($2.60 on a pre-split basis) versus $1.24 ($2.49 on a pre-split basis) in 2002.



We once again demonstrated the cash-generating strength of our businesses. Cash flow from operations totaled a record $155 million, up 49% over 2002. Higher income and a continued focus on working capital management drove our cash flow results. Our excellent cash flow allowed us to invest $164 million in new businesses while reducing our total debt to capitalization.

Clear Vision

Our vision is to double the size and profitability of AMETEK over the next five years. We are committed to achieving double-digit annual percentage growth in earnings per share over the business cycle and have delivered on that commitment through the economic downturn.

To achieve our vision, we are emphasizing the differentiated businesses within our portfolio. Those businesses compete on the basis of product capability, have higher growth rates, and offer superior returns. They include our electronic instruments, technical motors, specialty metals, and power and switch businesses and currently account for 75% of our total sales. Over time, we expect them to account for an even greater portion of our sales.

The remaining 25% of sales are from our cost-driven businesses—primarily global floor care and specialty motors. We are managing these businesses to ensure maximum operating performance and continued strong cash generation. We have implemented a best-cost strategy within these businesses that enables us to achieve competitive advantage by leveraging our global size and scope.

Sound Strategies

We are pleased with the results achieved by our Four Growth Strategies. We believe they provide the best way for us to manage both the differentiated and cost-driven portions of our Company and create value for our shareholders.

Operational Excellence

Operational Excellence is our cornerstone strategy, which provides a focus on cost and asset management. We believe it is the primary reason our operating margins increased during a very difficult economic period for the manufacturing sector. We improved group operating margins from 14.8% in 2001 to 16.4% in 2003—a remarkable achievement.

Operational Excellence is the key to keeping a lean manufacturing platform. It enabled us to smoothly locate production in low-cost facilities in China, the Czech Republic, and Mexico without disrupting our businesses. It also helps us achieve superior working capital and asset management results. During 2003, our base businesses improved their receivables and inventory performance, reducing our working capital needs.

Strategic Acquisitions & Alliances

One-half to two-thirds of our revenue growth will come from acquisitions. We are focused on acquiring differentiated businesses with revenues of $30 million to $100 million.

We are a disciplined acquirer with strict financial criteria, a thorough due diligence process, and a proven ability to quickly integrate newly acquired businesses. Since the beginning of 2001, we have completed six such acquisitions that have expanded our technology and product offerings and moved us into new, higher-growth end markets.

During 2003, we acquired three great companies: Airtechnology Holdings, Solidstate Controls, and Chandler Instruments. All three are highly differentiated businesses, representing approximately $120 million in annualized revenue.

Global & Market Expansion

Global expansion is a key strategic thrust. We intend to grow international sales to more than half our total revenues, matching our international market opportunity. We continue to expand our global distribution capabilities to gain our fair share of these markets.

We increased international sales to $436 million in 2003, up 23% over 2002. As a percentage of total revenue, sales outside the United States accounted for 40%, up from 34% in 2002. Recent acquisitions contributed significantly to that increase.

Our low-cost manufacturing plants serve as gateways for extending our sales and marketing into key global markets, such as Asia and Latin America. We also have broadened our sales presence in such regions as Europe and the Middle East.

Our market expansion goals include capitalizing on opportunities in new and emerging markets. We've done an excellent job of adapting our products and technology to serve additional market segments.

New Products

We have a well-earned reputation for technical innovation. Our ability to develop new products and market them successfully is key to our continued leadership in many markets.

We have maintained our commitment to new product development during the economic downturn, having invested $50 million in product development in 2003 and more than $140 million during the past three years. Our acquired businesses share similar innovative



The Executive Office, from left to right: *Albert J. Neupaver, President, Electromechanical Group; John J. Molinelli, Executive Vice President—Chief Financial Officer; Frank S. Hermance, Chairman and Chief Executive Officer; Robert W. Chlebek, President, Electronic Instruments; David A. Zapico, President, Electronic Instruments.*

strengths. Several of our most important new products were launched by recently acquired businesses. These include the EDAX™ Eagle x-ray microanalyzer for elemental analysis, the ORTEC® DETECTIVE™ advanced portable nuclear detection system for Homeland Security, and Digital ProcessPower® uninterruptible power supply systems for demanding industrial environments.

Solid Performance

We are pleased with our 2003 performance. Our colleagues achieved outstanding results in a difficult operating environment. I thank them for their continued dedication and commitment to our Company. Their efforts are reflected in our strong stock performance. As the following graph indicates, over the past five years, we have achieved a 126% cumulative total return for our shareholders, significantly exceeding the returns of our benchmark indexes.

Dividend Increase and Stock Split

Given its confidence in our continued growth in earnings and cash flow, the Board of Directors decided in January of this year to double the quarterly dividend to an annual rate of 24 cents per share on a post-split basis (48 cents per share on a pre-split basis). The Board also approved a two-for-one split of our common stock, which was paid on February 27, 2004.

Outlook

Our future is bright, and we are excited about our prospects. We are poised to significantly grow sales and profits as the economy recovers. Our Growth Strategies provide us with an excellent foundation, and we believe their sound implementation will continue to create value for our shareholders.

I thank you for your continued support and confidence and look forward to reporting our future progress.

Frank S. Hermance
Chairman and Chief Executive Officer
March 19, 2004

Return to Shareholders



$250
200
150
100
50
98
99
00
01
02
03
AMETEK stock
Russell 1000*
DJEE*

** Includes AMETEK at December 31, 2003*

The graph at right compares the five-year cumulative return to AMETEK shareholders with that of the Russell 1000 Index and the Dow Jones U.S. Electric Components and Equipment Index (DJEE), assuming a $100 investment and reinvestment of all dividends.

At A Glance

We are a diversified manufacturing company of 7,800 colleagues working at nearly 70 facilities worldwide.

We operate 36 facilities in the United States and have 22 plants and 11 direct sales and service operations in 18 other countries around the world.

We are composed of two business groups: Electronic Instruments and Electromechanical. Our sales are nearly evenly divided between those two businesses.

Electronic Instruments Group (EIG)

- We rank among the world leaders in process analyzers and analytical instrumentation. We are well established in chemical, petrochemical, oil and gas production and refining. We serve the pharmaceutical, research and laboratory equipment, semiconductor, and factory automation industries.
- We are a leader in engine sensors for jet aircraft and a major supplier of aerospace instruments. We are a leader in aircraft monitoring systems, fluid measurement devices, cockpit instruments and displays, sensors, and cables and harnesses.
- We have a growing presence in electric power generation, transmission, and distribution with our power monitoring and quality instrumentation. Our sensors and monitors are widely used on gas turbine generators. Our uninterruptible power supply systems provide backup power for industrial applications.
- We supply force measurement and materials testing devices for a range of industries. We are one of the largest producers of pressure gauges.
- We are a leader in dashboard instruments for heavy trucks and construction and other vehicles. We make timing controls and cooking computers for the food service industry.

Electromechanical Group (EMG)

- We are the world's largest producer of air-moving electric motors used in household and commercial vacuum cleaners and other floor care appliances.
- We are a leader in brushless DC motors and blowers used for cooling, ventilating, and environmental control in aerospace, military, mass transit, business equipment, and medical applications. We are a leading provider of advanced motors, pumps, and blowers for fuel cells.
- Our specialty motors power outdoor equipment; household, personal care and commercial appliances; fitness equipment; and other consumer products. Our drive motors are used in material handling vehicles, industrial equipment, pumps, and winches.
- Our other electromechanical products include industrial battery chargers, contactors, solenoids and switches, and other devices used in telecommunications.
- We are a leader in specialty metal powder, strip, and wire as well as specialty clad metal alloys, shaped wire, and advanced metal matrix composites used in a variety of niche applications.

EIG Operating Results

Sales

(in millions)



$600
550
500
450
400
99
00
01
02
03

Operating Income

(in millions)



$100
90
80
70
60
99
00
01
02
03

EMG Operating Results

Sales

(in millions)



$600
550
500
450
400
99
00
01
02
03

Operating Income

(in millions)



$100
90
80
70
60
99
00
01
02
03

Driven

We are driven to provide our shareholders with superior returns and our customers with world-class products and services.

Driven

Our primary mission is to enhance the value of our shareholders' investment in AMETEK by providing them with consistent and superior returns. We are committed to creating shareholder value by focusing on our Four Growth Strategies:

- Operational Excellence
- Strategic Acquisitions & Alliances
- Global & Market Expansion
- New Products

We have executed those strategies in times of economic strength and, more recently, through an economic downturn and have enjoyed remarkable success. This success has translated into greatly increased value for our shareholders.

Since 1998, we have achieved a 126% cumulative total return to our shareholders, significantly outperforming the broad markets and our benchmark indexes—the Russell 1000 and Dow Jones U.S. Electric Components and Equipment (DJEE) Indexes. During that same period, the Russell 1000 was down slightly and the DJEE Index declined by more than 30%.

Customer focused

Every day AMETEK colleagues worldwide focus on creating shareholder value on the factory floor, in our engineering and service centers, and on our customers' receiving docks. Their dedication to providing our customers with world-class products and services is an essential component of our success.

We strive for long-term customer relationships that are key to our competitive advantage and enhance


AMPHION
SSPC
AMETEK

AMETEK products for aerospace include large vaneaxial fans (left) used in military and commercial aircraft for avionics cooling and cabin ventilation and AMPHION™ solid-state power controllers that provide load monitoring and arc-fault protection for aircraft power systems.

Disciplined

our market leadership. For example, we have long-term relationships with nearly every major airframe and aircraft engine manufacturer worldwide and every major North American and European floor care appliance manufacturer as well.

Disciplined

An important reason for our success is our management approach that requires disciplined people to engage in disciplined thought and then take disciplined action.

Our people adhere to a consistent management system that, within its framework, permits significant freedom and encourages responsibility. This disciplined approach is embedded in our Four Growth Strategies.

Today, we have the strongest, most diverse management team in our Company's history, dedicated to consistent application of this approach. We have seen the results throughout AMETEK:

- We quickly developed a Companywide strategy for dealing with the recent economic downturn, placing an emphasis on our Operational Excellence and Six Sigma initiatives, to maximize our sales and profits.
- The economic downturn provided us with an opportunity to accelerate our movement of manufacturing to low-cost facilities in Mexico, China, and the Czech Republic. Sales from those facilities rose from less than $50 million in 1999 to nearly $180 million in 2003.
- We rapidly streamlined our cost structure and increased group operating margins since 2001 despite the difficult operating environment for manufacturing companies.
- We continued to use our strong cash flow to fund investment in acquisitions and new product development that will yield substantial benefits to our Company over the long term.
- We reduced inventory and receivables from our base businesses by $48 million over the past two years and rank near the top of our peer group in working capital performance.

We apply our disciplined business approach in how we identify, acquire, and integrate new businesses. We look for market leaders with products that complement our current businesses or provide us with promising new opportunities:

- We seek companies with the right cultural fit.
- We conduct a stringent due diligence process and require that our acquired businesses meet specific financial criteria.
- We integrate acquired companies quickly. On average, we have improved pretax profit at businesses acquired since 1998 by more than 30% in our first year of ownership.

We take a disciplined approach to managing our businesses.

Group Operating Margins


17%
16
15
14
13
99
00
01
02
03

Free Cash Flow
(in millions)


$150
125
100
75
50
99
00
01
02
03

Targeted

Our focus is to grow the differentiated portion of our business.

Targeted

Strategically, we view AMETEK as two sets of businesses: differentiated and cost driven.

Our differentiated businesses compete primarily on product features in niche markets. Those markets have technical and other barriers to entry and offer both higher growth rates and margins. They account for approximately 75% of AMETEK's total sales, up from 70% in 2002. They include all of our Electronic Instruments Group and the technical motors, specialty metals, and power and switch businesses within our Electromechanical Group.

The cost-driven portion of our Company, which constitutes the remaining 25% of sales, consists principally of our worldwide global floor care and specialty motors businesses. Those are businesses characterized by more competitive global markets, in which price is the key factor. Although those businesses are strong cash generators, they generally have lower margins and higher capital requirements.

We are targeting growth in the differentiated portion of our business portfolio. Over time, the differentiated businesses will become an even larger part of AMETEK.

Internally, we are focusing on growth from new products. We've broadened our technical capabilities and are devoting the great majority of our research and development spending to our differentiated products.

We are expanding our global footprint and continually improving our distribution capability worldwide for our differentiated products.

We continue to look for adjacent markets in which we can leverage our existing technology. We've broadened our focus in analytical instruments to include elemental analysis, laboratory equipment, and oil and gas production and distribution. We've also developed motors, pumps, and blowers for the emerging fuel cell market.

Our approach to acquisitions also is targeted. We look to acquire differentiated businesses with annual revenues of $30 million to $100 million that complement our current businesses or extend our presence in global markets.

Our three most recent acquisitions serve as excellent examples:

- Airtechnology Holdings, a United Kingdom-based manufacturer of advanced motors, fans, and environmental control systems,

Research, Development, and Engineering Expense
(in millions)



$50
45
40
35
30
'99
00
01
02
03

Innovative

strengthens our relationship with several large European defense and aerospace customers and provides us with a position on several high-profile programs.

- Solidstate Controls, a leader in uninterruptible power supply (UPS) systems for the process and power generation industries, complements our existing power instrumentation businesses.
- Chandler Instruments, a leader in the manufacture of high-quality measurement instrumentation for the oil and gas industry, expands our high-end analytical instruments platform and extends our instrumentation offering to the upstream drilling and production markets.

Innovative

During the past three years, we have devoted more than $140 million to develop and launch new products. Our marketing pipeline is filled with promising new products in all of our businesses.

In Advanced Measurement Technology, we licensed technology from Lawrence Livermore National Laboratory and combined it with our own technology to develop the DETECTIVE™, an advanced, high-performance portable radiation detector for Homeland Security. This unique device identifies radioactive materials and quickly characterizes them as neutral or potentially harmful.

In Aerospace, we are under contract with the U.S. Navy to develop the next generation in arc-fault circuit breakers for military and commercial aircraft based on the patented fail-open technology used in our AMPHION™ solid-state power controllers. This exciting technology holds great promise for power distribution applications in commercial and military aircraft and land vehicles.

In Power Instruments, our latest UPS systems incorporate pulse-width-modulation (PWM) technology to provide continuous clean power for critical industrial processes. AMETEK has

We enjoy a reputation for successfully bringing new products to market.


ORTEC
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The ORTEC® DETECTIVE™ next-generation radiation detector, which distinguishes between potentially dangerous and harmless radiation sources, was developed for Homeland Security of border crossings, cargo ship docks, and transportation terminals.

Global

We are expanding internationally and penetrating emerging markets.



a key advantage in being the only industrial UPS supplier to offer both ferroresonant and PWM technology.

In our Rotron motor business, we've enhanced our MINIJAMMER® and WINDJAMMER® motor-blowers and added advanced electronic controls to our new line of industrial burner blowers. We also launched the Magnum 170™ Series of tubeaxial fans that offer the highest performance-to-size ratio in their market.

In Process & Analytical Instruments, we introduced our ProMaxion™ process mass spectrometer in direct response to the U.S. Food and Drug Administration's drive for process technology enhancements in the pharmaceutical industry.

In Sensor Technology, we added to our leadership in level sensors with ThePoint™, a no-calibration point level switch; UniScan™ and IntelliScan™ continuous level gauges for process industries; and a family of wireless level products: DataStik™, FlexStik™, and ProStik™ for process and inventory monitoring applications.

In Test and Calibration Instruments, we added to our JOFRA™ line of temperature calibrators and CHATILLON® and Lloyd Instrument™ materials testing and force measurement devices.

In Global Floor Care, we have a new, cup-style motor and have enhanced our ADVANTEK™ household motor line. For commercial markets, we added a low-voltage INFIN-A-TEK® switched-reluctance motor, improved the efficiency of our Air-Watt™ Series, and launched a next-generation 4.2-inch-diameter vacuum motor.

Global

We have strong, well-established positions in worldwide markets for both our instruments and motor businesses. We span the globe with manufacturing plants and direct sales operations in 18 countries outside the United States.

In 2003, our international sales grew by 23% and accounted for 40% of our total revenue, up from 34% in 2002. Our 2003 acquisitions of Airtechnology Holdings, Solidstate Controls, and Chandler Instruments added to our overseas presence.

More than half of our market opportunity lies outside the United States. We intend to capture our share of those markets and increase international sales to more than half of our total revenues.

International Sales
(in millions)



$500
400
300
200
100
99
00
01
02
03

Empowered

We are broadening our marketing distribution presence in Europe, Asia, Latin America, and the Middle East. We have forged alliances and ventures with local partners in Europe and Asia.

Our best-cost manufacturing strategy is key to our success in global floor care. We have achieved a competitive advantage in that business by leveraging our size and situating our plants in low-cost regions close to our customers. That has enabled us to support our customers locally on a worldwide basis, which we believe is a significant competitive advantage.

More than 80% of our North American floor care and specialty motors are produced at our Reynosa, Mexico, plants, which also house production facilities for several other AMETEK businesses, including aerospace, power and heavy-vehicle instruments, and electromechanical switches.

We continue to expand low-cost manufacturing at our motor plants in Shanghai and the Czech Republic. We have joint ventures with Asian partners that make motors in South Korea and low-cost pressure gauges in China and Taiwan. Our Shanghai plant also provides a base for serving other AMETEK customers in China and eastern Asia. In 2003, we began using the Shanghai plant to provide Asian battery manufacturers with high-purity nickel strip from our specialty metals business.

Our people

make the

difference.

Empowered

The commitment of AMETEK colleagues to achieving shareholder value through our Four Growth Strategies is the single most important reason for our success. One key to that success is a participative management style that involves AMETEK colleagues at all levels of the Company and encourages them to work together as teams.

Multifunctional teams are tackling a broad range of issues from process improvements and cycle time reductions to supply chain management.


AMETEK
SOLIDSTATE CONTROLS
Power System Analyzer

Chandler Instruments and Solidstate Controls, acquired in 2003, manufacture instruments for the process and power industries. The BMS2000V Battery Monitor/Analyzer from Solidstate Controls (bottom) is used in permanent standby power installations. The MINIDIS (top) from Grabner Instruments, a unit of Chandler, performs distillation analysis of gasoline, diesel and jet fuels.





The 2003 Lux Award winners from AMETEK Dixson include:
(Standing from left) Dagoberto Rodriguez, Eduardo Zapata, Concepcion Valdez, Eleuterio Sanchez, Jose Antu, Jose Balderas, and Lucio Peraza.
(Sitting from left) Joel Gutierrez, Gabriela Martinez, Homer Frasure, Patricia Contreras, Paul Baier, and Santiago Ibarra.

They are using such techniques as Six Sigma, demand flow manufacturing, design for manufacturability, and global sourcing. The Dr. John H. Lux Total Quality Accomplishment Award is presented annually to the AMETEK team that is most representative of our commitment to Operational Excellence.

In 2003, the Lux Award was presented to AMETEK Dixson for providing PACCAR, one of its largest customers, with the highest level of customer satisfaction. Working closely with their customer, colleagues from AMETEK's Grand Junction, Colorado, and Reynosa, Mexico, facilities used Six Sigma tools to achieve a dramatic improvement in product quality.

Valuing Diversity

AMETEK is committed to a culture that recognizes the value of diversity and fosters a work environment that allows each individual to develop a meaningful and rewarding career.

We believe in treating all colleagues fairly and in conducting our operations in a manner that promotes their health and welfare. Our senior managers are responsible for actively championing efforts to recruit, train, and develop individuals with diverse backgrounds and experience.

One example is our long-term support of INROADS, Inc., a recognized leader in developing talented young people from diverse backgrounds for careers in business and industry. During 2003, AMETEK employed INROADS interns in engineering, finance, and marketing positions at locations in the United States and the United Kingdom.

Responsible

Responsible

AMETEK is an ethically responsible company committed to the highest standards of business behavior. We require all colleagues to adhere to a written Code of Ethics and Business Conduct. We also adopted a Financial Code of Ethics for the Chief Executive Officer and senior financial officers.

We maintain a strong system of internal financial controls that are actively monitored by our senior managers. We have implemented additional safeguards to ensure the integrity of our business and financial systems.

We foster good corporate citizenship and are sensitive to the needs of the communities in which we operate. Our colleagues voluntarily support a broad range of charitable activities near where they live and work.

The AMETEK Foundation, which has served as the Company's charitable arm since 1960, lends support to educational, health, civic, and social programs in communities in which we operate. That support takes many forms. Since 1998, the Foundation has provided funds for special childhood literacy programs, totaling almost $2 million. The purpose of the programs is to reach as many children as possible at risk of falling behind in basic reading skills.

During 2003, the Foundation also sponsored a pilot program of Science Explorers, an award-winning, hands-on elementary science education program. Assisting Science Explorers instructors were AMETEK volunteers.

We embrace ethical business behavior, fiscal integrity, and social responsibility.


Hands-on Science here!
SCIENCE EXPLORERS
web:
www.scienceexplorers.com



Background photo: *Science Explorers volunteers from AMETEK Process & Analytical Instruments pictured at Tenth Street Elementary School, Oakmont, Pennsylvania (back row from left): Sharon Hicks, Stephanie Plance, Don Stewart, Matt Maskas, Mary Condron, Paul Irvin, Rhondda Gabud, and Patty Brandstetter; (front row from left) Renee Szypulski, Beth Puszko, Donna Dalsass, Donna Gratton, Sue Podobnik.*

Inset photo: *Steve Wraith of Science Explorers conducts an experiment with Tenth Street Elementary second grader Rachel Condron.*

Financial Review

Management's Discussion & Analysis

This 2003 summary annual report contains abbreviated financial information. The complete text of Management's Discussion and Analysis and the consolidated financial statements and footnotes are presented in AMETEK's 2003 Form 10-K and in Appendix B to the 2004 Proxy Statement.

Overview

As a multinational business, AMETEK's operations are affected by global, regional, and industry economic factors. However, the Company's geographic and industry diversification, and its mix of products and services, have helped to limit the impact any one industry or the economy of any single country might have on its consolidated operating results. AMETEK had an excellent year in 2003, despite difficult economic conditions in the manufacturing sector, which continued to adversely impact many of the Company's businesses. In 2003, the Company posted record sales, operating income, net income, and diluted earnings per share. Those results were achieved through contributions from the 2003 acquisitions as well as higher sales due to strengthening foreign currencies. Margins benefited from the acquisitions as well as successful operational excellence initiatives. Additionally, the Company's continuing focus on reducing working capital resulted in a significant increase in cash flow from operating activities.

In January 2004, the Company's Board of Directors approved a two-for-one split of its common stock, which became effective February 27, 2004. All share and per share information in this summary annual report reflects the two-for-one stock split. Also, as a result of increases in sales, profitability and cash flows over the last several years, the Company's Board of Directors approved a 100% increase in its quarterly dividend on its common stock. The first increased quarterly dividend is payable to shareholders effective with the March 2004 dividend payment.

The table on the opposite page sets forth net sales and operating income for the Company by business segment and on a consolidated basis for the years ended December 31, 2003, 2002, and 2001. The discussion that follows should also be read in conjunction with the financial statements appearing elsewhere in this summary annual report.

Review of Operations

AMETEK reported sales of $1.09 billion in 2003, an increase of 4.9% from 2002. Increased sales in 2003 were the result of three acquisitions in 2003 and strengthening foreign currencies, despite the economic slowdown, which continued to impact many of the Company's manufacturing operations. Net sales for the Electronic Instruments Group (EIG) were $561.9 million in 2003, an increase of 4.2% from sales of $539.4 million in 2002. The sales increase for EIG was mainly due to the first quarter 2003 acquisition of Solidstate Controls and the third quarter 2003 acquisition of Chandler Instruments, as well as strength in the high-end analytical instruments business, partially offset by continued weakness in the aerospace and power instruments markets. Net sales for the

	(Dollars in thousands) Years Ended December 31,					
	2003		2002		2001	
Net Sales:						
Electronic Instruments	**$ 561,879**		$ 539,448		$ 499,528	
Electromechanical	**529,743**		501,094		519,761	
Total net sales	**$1,091,622**		$ 1,040,542		$ 1,019,289	
		% of Sales		% of Sales		% of Sales
Operating Income:[(1)(2)]						
Segment operating income:						
Electronic Instruments	**$ 94,976**	**16.9**	$ 87,485	16.2	$ 57,035	11.4
Electromechanical	**84,151**	**15.9**	80,225	16.0	70,638	13.6
Total segment operating income	**179,127**	**16.4**	167,710	16.1	127,673	12.5
Corporate administrative and other expenses	**(22,366)**	**(2.0)**	(19,023)	(1.8)	(18,123)	(1.8)
Consolidated operating income	**$ 156,761**	**14.4**	$ 148,687	14.3	$ 109,550	10.7

(1) 2003 and 2002 exclude goodwill amortization.

(2) 2001 includes charges of $23.3 million for cost realignment initiatives and asset writedowns.

Electromechanical Group (EMG) were $529.7 million in 2003, an increase of 5.7% from sales of $501.1 million in 2002, primarily driven by the first quarter 2003 acquisition of Airtechnology Holdings, partially offset by a decline in sales within EMG's floor care and specialty motors businesses. Total international sales were $435.7 million in 2003 and represented approximately 40% of consolidated net sales, compared with $353.4 million, or approximately 34% of sales in 2002. International sales increased 23% in 2003, primarily due to the businesses acquired in 2003.

New orders for 2003 were $1,136.9 million, compared with $1,004.8 million for 2002, an increase of $132.1 million, or 13.1%. The order backlog at December 31, 2003 was $286.2 million, compared with $240.9 million at December 31, 2002, an increase of $45.3 million or 18.8%. The increase in orders and backlog was due mainly to the three acquisitions completed in 2003. The Company experienced order declines in its floor care and specialty motors businesses.

Total segment operating income was $179.1 million for 2003, an increase of 6.8%, compared with segment operating income of $167.7 million for 2002. Segment operating margins in 2003 were 16.4% of sales, an increase from 16.1% of sales in 2002. The increase in segment operating income resulted from the profit contributions generated by the 2003 acquisitions, as well as benefits from the Company's successful operational excellence strategy. The continued migration of production to low-cost locales in Mexico, China and the Czech Republic, and the aggressive lowering of the Company's overall cost structure are the primary reasons for the improvement in operating margins. Partially offsetting the increase in segment operating income was the impact of lower sales by the Company's aerospace, power instruments, floor care and specialty motors businesses. An $11.4 million increase primarily in pension costs, along with higher general business insurance and employee benefit costs, net of benefits from certain insurance programs, also lowered 2003 segment operating income. The Company expects lower pension expense in 2004, due primarily to the favorable performance of the pension plan investments. The estimated decrease in 2004 expense is expected to be substantially offset by higher employee-related expenses in 2004.

Selling, general, and administrative (SG&A) expenses were $115.2 million in 2003, compared with $104.8 million in 2002, an increase of $10.4 million or 9.9%. As a percentage of net sales, SG&A expenses were 10.6% in 2003, compared with 10.1% in 2002. The selling expense component, as a percentage of sales, increased to 8.5% in 2003, compared with 8.3% in 2002. Lower selling expenses of the Company's base businesses, were more than offset by selling expense of the businesses acquired in 2003. The businesses acquired in 2003 were differentiated businesses, which because of their technology and higher marketing costs, incur a higher percentage of selling expenses than the Company's base businesses. The decrease in selling expense by base businesses reflects the Company's continual focus on cost reduction initiatives as a part of its operational excellence strategy.

Corporate administrative expenses were $22.4 million, or 2.0% of sales, in 2003, an increase of $3.3 million, or 17.6%, when compared with 2002. The increase was primarily the result of a one-time, noncash expense, in the third quarter of 2003, from the accelerated cost recognition due to the vesting of a restricted stock grant. Higher net business insurance and health insurance costs, as well as higher pension costs in 2003, also contributed to the increase in corporate expenses.

After deducting corporate administrative expenses, consolidated operating income for 2003 was $156.8 million, an increase of $8.1 million, or 5.4%, when compared with 2002 operating income of $148.7 million. Operating income as a percentage of sales in 2003 and 2002 was relatively unchanged at approximately 14%.

Net income for 2003 was $87.8 million, an increase of 4.9% from $83.7 million in 2002. Diluted earnings per share on a post-stock split basis were $1.30, an increase of $0.06, when compared with $1.24 per diluted share in 2002.

Review of Cash Flow and Financial Position

Cash provided by operating activities totaled $154.9 million for 2003, compared with $103.7 million in 2002, an increase of $51.2 million, or 49.4%. The increase in operating cash flow was primarily the result of higher earnings and continuing emphasis on operating working capital management. Excluding the impact of the 2003 acquisitions, accounts receivable and inventories were lower than the prior year-end totals, and the Company's inventory turnover and accounts receivable collection cycle improved. The inventory improvements were achieved even though the Company continued to move certain production to low-cost manufacturing sites. Lower pension plan contributions and lower required tax payments also benefited operating cash flow in 2003. The strong operating cash flow during 2003 enhanced the Company's ability to make acquisitions, with minimal impact on debt levels. Free cash flow (operating cash flow less capital spending) was $133.6 million in 2003, compared with $86.3 million in 2002, an increase of 54.8%. EBITDA (earnings before interest, income taxes, depreciation and amortization) was $191.1 million in 2003, compared with $180.4 million in 2002, a 5.9% improvement. (See tables on page 23 for a reconciliation of comparable GAAP measures to free cash flow and EBITDA).

Cash used for investing activities was $181.0 million for 2003, compared with $19.7 million for 2002. In 2003, the Company purchased three businesses for $163.9 million. The Company acquired Airtechnology Holdings in January 2003, Solidstate Controls in February 2003, and Chandler Instruments in August 2003. Free cash flow, along with additional borrowings, funded the 2003 acquisitions. Capital expenditures totaled $21.3 million in 2003, compared with $17.4 million in 2002. Approximately 50% of the capital expenditures in 2003 were to increase productivity and expand production capacity. The 2004 capital expenditures are expected to increase slightly from the 2003 level with continuing emphasis on spending to improve productivity and expand low-cost manufacturing facilities.

Cash provided by financing activities totaled $26.9 million in 2003, compared with cash used of $84.6 million in 2002. In 2003, net borrowings increased by $24.0 million compared with a decrease in borrowings of $82.8 million in 2002. Long-term borrowings increased $27.4 million and included a September 2003, 50 million British pound sterling (approximately $80.0 million) loan. The British pound sterling loan provides a foreign currency offset against the Company's investment in United Kingdom-based Airtechnology Holdings. The remaining proceeds from the additional long-term borrowings were used to repay borrowings under the Company's revolving credit agreement. The Company had available borrowing capacity of $239.1 million under its $300 million revolving bank credit facility, and $11.0 million available under its accounts receivable securitization agreement at December 31, 2003. The revolving bank credit facility was amended on February 25, 2004 to extend its expiration date from September 2006 to February 2009. Extension of the credit facility provides the Company with increased flexibility to support its growth plans.

At December 31, 2003, total debt outstanding was $424.4 million, compared with $390.1 million at December 31, 2002. The weighted average interest rate on total debt outstanding at December 31, 2003 and 2002 was 5.6% and 5.4%, respectively. The debt-to-capital ratio improved to 44.5% at December 31, 2003, from 48.1% at December 31, 2002. The Company's debt agreements contain various covenants, including limitations on indebtedness, dividend payments, and maintenance of certain financial ratios. At December 31, 2003 and 2002, the Company was well within the allowable limits of the financial ratios.

During 2003, the Company repurchased 380,000 shares of its common stock at a cost of $5.8 million, compared with 473,800 shares acquired in 2002 at a cost of $7.3 million. In March 2003, the Company's Board of Directors authorized a new $50 million share repurchase program, adding to the $2.4 million remaining balance from an earlier share repurchase program. As of December 31, 2003, $52.4 million was available for future share repurchases.

As a result of all of the Company's cash flow activities in 2003, cash and cash equivalents increased slightly to $14.3 million at year-end, compared with $13.5 million at December 31, 2002. The Company believes it has sufficient cash-generating capabilities and available financing alternatives to enable it to meet operating needs and contractual commitments.

Forward-Looking Information

Except for historical information contained in this summary annual report, certain statements made herein, which state the Company's prediction for the future, are forward-looking statements, which involve risks and uncertainties that exist in the Company's operations and business environment and are subject to change based on various important factors. Actual results may differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company. Additional information concerning factors that could cause actual results to differ from projections is contained in the Company's Form 10-K for the year ended December 31, 2003, filed with the Securities and Exchange Commission.

Report of Management

The financial statements in this summary annual report were derived from the consolidated financial statements of AMETEK, Inc. that appear in Appendix B to the Proxy Statement for the 2004 Annual Meeting of Stockholders.

Management has prepared and is responsible for the integrity of the consolidated financial statements and related information. The statements are prepared in conformity with accounting principles generally accepted in the United States consistently applied and include certain amounts based on management's best estimates and judgments. Historical financial information elsewhere in this summary annual report is consistent with that in the financial statements.

In meeting its responsibility for the reliability of the financial information, management maintains a system of internal accounting and disclosure controls, including an internal audit program. A more complete description of these controls, along with management's opinion as to their overall effectiveness, is contained in the detailed Report of Management included in Appendix B to the Proxy Statement.

The Company's independent auditors, Ernst & Young LLP, are engaged to render an opinion as to whether management's financial statements present fairly, in all material respects, the Company's financial position and operating results. Their report on these condensed consolidated financial statements is included below.

The Audit Committee of the Board of Directors, which is composed solely of independent directors who are not employees of the Company, meets with the independent auditors, the internal auditors, and management to satisfy itself that each is properly discharging its responsibilities. The report of the Audit Committee is included in the Proxy Statement. Both the independent auditors and internal auditors have direct access to the Audit Committee.

Management recognizes its responsibility for conducting the Company's activities according to the highest standards of personal and corporate conduct. That responsibility is characterized and reflected in a code of business conduct for all employees, and in a financial code of ethics for the Chief Executive Officer and senior financial officers, as well as in other key policy statements publicized throughout the Company.

Frank S. Hermance

Frank S. Hermance
Chairman and Chief Executive Officer

John J. Molinelli

John J. Molinelli
Executive Vice President—Chief Financial Officer

Report of Independent Auditors on Condensed Consolidated Financial Statements

To the Board of Directors and Shareholders of AMETEK, Inc.

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheets of AMETEK, Inc. at December 31, 2003 and 2002 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003, (not presented separately herein) and in our report dated January 27, 2004, (except for the fourth paragraph of Note 7 to the financial statements filed on Form 10-K, pertaining to the Company's extension of its Revolving Credit Facility, as to which the date is February 25, 2004) we expressed an unqualified opinion on those consolidated financial statements. As noted in that report, in 2002 AMETEK changed its method of accounting for goodwill in accordance with Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets." In our opinion, the information set forth in the accompanying condensed consolidated financial statements (presented on pages 19 through 21) is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

Ernst + Young LLP

Philadelphia, Pennsylvania
January 27, 2004, except for the fourth paragraph of Note 7 to the financial statements filed on Form 10-K, pertaining to the Company's extension of its Revolving Credit Facility, as to which the date is February 25, 2004

Condensed Consolidated Statement of Income

(In thousands, except per share amounts)

	Years Ended December 31,		
	2003	2002	2001
Net sales	**$1,091,622**	$ 1,040,542	$ 1,019,289
Operating expenses:			
Cost of sales (excluding depreciation)	**785,441**	754,571	777,919
Selling, general and administrative	**115,186**	104,816	98,655
Depreciation	**34,234**	32,468	33,165
Total operating expenses	**934,861**	891,855	909,739
Operating income	**156,761**	148,687	109,550
Other income (expenses):			
Interest expense	**(26,017)**	(25,181)	(27,913)
Other, net	**(657)**	(608)	2,725
Income before income taxes	**130,087**	122,898	84,362
Provision for income taxes	**42,272**	39,200	18,251
Net income	**$ 87,815**	$ 83,698	$ 66,111
Basic earnings per share(1)	**$ 1.32**	$ 1.27	$ 1.01
Diluted earnings per share(1)	**$ 1.30**	$ 1.24	$ 0.99
Weighted average common shares outstanding(1)**:**			
Basic shares	**66,294**	65,836	65,676
Diluted shares	**67,620**	67,254	66,890

(1) Amounts have been restated to reflect a two-for-one stock split effective February 27, 2004.

These condensed consolidated financial statements should be read in conjunction with the full financial statements and the notes presented in an appendix to the Proxy Statement.

Condensed Consolidated Balance Sheet

	(In thousands) December 31, 2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 14,313**	$ 13,483
Marketable securities	**8,573**	8,320
Receivables, less allowance for possible losses	**189,010**	175,230
Inventories	**143,359**	129,451
Deferred income taxes	**9,672**	10,005
Other current assets	**17,139**	14,080
Total current assets	**382,066**	350,569
Property, plant and equipment, net	**213,622**	204,329
Goodwill, net of accumulated amortization	**506,964**	391,947
Other intangibles, investments, and other assets	**112,195**	83,161
Total assets	**$ 1,214,847**	$1,030,006
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings and current portion of long-term debt	**106,774**	$ 110,422
Accounts payable	**96,582**	81,108
Income taxes payable	**11,936**	3,287
Accrued liabilities	**73,939**	66,603
Total current liabilities	**289,231**	261,420
Long-term debt	**317,674**	279,636
Deferred income taxes	**54,847**	41,233
Other long-term liabilities	**23,965**	27,536
Stockholders' equity:		
Preferred stock, $0.01 par value; authorized: 5,000,000 shares; none issued	**—**	—
Common stock, $0.01 par value; authorized: 100,000,000 shares; issued: 2003—69,088,592 shares; 2002—67,766,358 shares [1]	**345**	339
Capital in excess of par value	**33,194**	14,045
Retained earnings	**544,422**	464,731
Accumulated other comprehensive losses	**(19,196)**	(34,719)
Less: Cost of shares held in treasury: 2003—2,106,082 shares; 2002—1,682,114 shares [1]	**(29,635)**	(24,215)
Total stockholders' equity	**529,130**	420,181
Total liabilities and stockholders' equity	**$ 1,214,847**	$1,030,006

(1) Share amounts have been restated to reflect a two-for-one stock split effective February 27, 2004.

These condensed consolidated financial statements should be read in conjunction with the full financial statements and the notes presented in an appendix to the Proxy Statement.

	(In thousands) Years Ended December 31,		
	2003	2002	2001
Cash provided by (used for):			
Operating activities:			
Net income	**$ 87,815**	$ 83,698	$ 66,111
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**35,473**	32,950	46,450
Deferred income taxes	**12,286**	10,954	3,681
Changes in assets and liabilities (net of acquisitions):			
Decrease in receivables, inventories, and other current assets	**12,565**	33,512	18,943
Increase (decrease) in payables, accruals, and income taxes	**8,653**	(20,754)	(24,422)
Decrease in other long-term liabilities	**(653)**	(71)	(6,537)
Pension contribution	**(5,179)**	(30,250)	(1,866)
Other	**3,943**	(6,376)	(1,226)
Total operating activities (before receivable securitization transactions)	**154,903**	103,663	101,134
Decrease in accounts receivable sold	**—**	—	(45,000)
Total operating activities	**154,903**	103,663	56,134
Investing activities:			
Additions to property, plant, and equipment	**(21,326)**	(17,374)	(29,415)
Purchase of businesses	**(163,909)**	—	(131,793)
Other	**4,232**	(2,355)	8,684
Total investing activities	**(181,003)**	(19,729)	(152,524)
Financing activities:			
Net change in short-term borrowings	**(3,467)**	(59,012)	37,747
Additional long-term borrowings	**76,223**	—	73,321
Reduction in long-term borrowings	**(48,790)**	(23,751)	(721)
Repurchases of common stock	**(5,848)**	(7,346)	(11,628)
Cash dividends paid	**(8,124)**	(7,896)	(7,878)
Proceeds from stock options and other	**16,936**	13,415	12,501
Total financing activities	**26,930**	(84,590)	103,342
Increase (decrease) in cash and cash equivalents	**830**	(656)	6,952
Cash and cash equivalents:			
Beginning of year	**13,483**	14,139	7,187
End of year	**$ 14,313**	$ 13,483	$ 14,139

These condensed consolidated financial statements should be read in conjunction with the full financial statements and the notes presented in an appendix to the Proxy Statement.

Selected Financial Data

	2003	2002	2001	2000	1999
	(Dollars and shares in millions, except per share amounts)				
Consolidated Operating Results (years ended December 31):					
Net sales	$1,091.6	$1,040.5	$1,019.3	$1,024.7	$924.8
Operating income[1]	$ 156.8	$ 148.7	$ 109.6	$ 135.9	$118.8
Interest expense	$ (26.0)	$ (25.2)	$ (27.9)	$ (29.2)	$ (24.8)
Net income[1]	$ 87.8	$ 83.7	$ 66.1	$ 68.5	$ 60.8
Diluted earnings per share[1] [2]	$ 1.30	$ 1.24	$ 0.99	$ 1.05	$ 0.92
Dividends declared and paid per share[2]	$ 0.12	$ 0.12	$ 0.12	$ 0.12	$ 0.12
Diluted weighted average common shares outstanding[2]	67.6	67.3	66.9	65.1	65.9
Operating Data[1] (excluding unusual and nonrecurring items[3]):					
Operating income	$ 156.8	$ 148.7	$ 132.8	$135.9	$118.8
Operating income - Return on sales	14.4%	14.3%	13.0%	13.3%	12.8%
Operating income - Return on average total assets	14.0%	14.4%	14.1%	16.7%	16.2%
EBITDA[4]	$ 191.1	$ 180.4	$ 178.0	$177.6	$158.1
Ratio of EBITDA to interest expense[4]	7.4x	7.2x	6.4x	6.1x	6.4x
Income from operations	$ 87.8	$ 83.7	$ 70.8	$ 68.5	$ 60.8
Diluted earnings per share[2]	$ 1.30	$ 1.24	$ 1.06	$ 1.05	$ 0.92
Other Data:					
Depreciation and amortization[1]	$ 35.5	$ 33.0	$ 46.5	$ 43.3	$ 39.6
Capital expenditures	$ 21.3	$ 17.4	$ 29.4	$ 29.6	$ 30.3
Cash provided by operations	$ 154.9	$ 103.7	$ 101.1	$ 78.7	$ 86.6
Free cash flow[5]	$ 133.6	$ 86.3	$ 71.7	$ 49.1	$ 56.3
Ratio of earnings to fixed charges	5.5x	5.3x	3.7x	4.3x	4.4x
Net income - Return on average total capital	10.0%	10.4%	8.9%	11.5%	11.8%
Net income - Return on average stockholders' equity	18.5%	22.2%	21.5%	27.6%	31.2%
Year-End Consolidated Financial Position:					
Current assets	$ 382.1	$ 350.6	$ 379.3	$303.1	$256.1
Current liabilities	$ 289.2	$ 261.4	$ 336.2	$297.7	$262.7
Property, plant, and equipment	$ 213.6	$ 204.3	$ 214.5	$214.0	$219.6
Total assets	$1,214.8	$1,030.0	$1,039.5	$859.0	$768.2
Long-term debt	$ 317.7	$ 279.6	$ 303.4	$233.6	$231.8
Total debt[6]	$ 424.4	$ 390.1	$ 470.8	$361.2	$331.4
Stockholders' equity	$ 529.1	$ 420.2	$ 335.1	$280.8	$216.2
Total debt as a percentage of capitalization[6]	44.5%	48.1%	58.4%	56.3%	60.5%
Stockholders' equity per share	$ 7.90	$ 6.35	$ 5.11	$ 4.33	$ 3.38

(1) The amounts in 2001 and the preceding years include the amortization of goodwill. Beginning in 2002, the Company accounted for goodwill in accordance with SFAS No. 142.

(2) Share and per share amounts were restated to reflect a two-for-one stock split effective February 27, 2004.

(3) Amounts in 2001 exclude unusual pretax expenses of $23.3 million, $15.3 million after tax ($0.23 per diluted share) for cost realignment initiatives and asset writedowns. Also excluded from 2001 is a tax benefit of $10.5 million ($0.16 per diluted share) resulting from the closure of a number of tax years.

(4) EBITDA represents income before interest, income taxes, depreciation and amortization, and unusual items. EBITDA is presented because the Company is aware that it is used by rating agencies, securities analysts, investors and other parties in evaluating the Company. It should not be considered, however, as an alternative to net income as an indicator of the Company's operating performance, or as an alternative to cash flows as a measure of the Company's overall liquidity as presented in the Company's financial statements. Furthermore, AMETEK's EBITDA measure may not be comparable to similarly titled measures used by other companies. The table below presents the reconciliation of net income reported in accordance with U.S. GAAP to EBITDA.

	(In millions) For the year ended December 31,				
	2003	2002	2001	2000	1999
Net income	**$ 87.8**	$ 83.7	$ 66.1	$ 68.5	$ 60.8
Add (Deduct):					
Interest expense	**26.0**	25.2	27.9	29.2	24.8
Interest income	**(0.5)**	(0.7)	(1.0)	(1.0)	(0.8)
Income taxes	**42.3**	39.2	18.3	37.6	33.7
Depreciation	**34.2**	32.5	33.2	32.1	30.6
Amortization	**1.3**	0.5	13.3	11.2	9.0
Unusual items	**-**	-	20.2	-	-
Total adjustments	**103.3**	96.7	111.9	109.1	97.3
EBITDA	**$191.1**	$180.4	$178.0	$177.6	$158.1

(5) Free cash flow represents cash flow from operating activities, before the effects of an accounts receivable securitization program, less capital expenditures. Free cash flow is presented because the Company is aware that it is used by rating agencies, securities analysts, investors and other parties in evaluating the Company. (Also see note 4 above). The table below presents the reconciliation of cash flow from operating activities reported in accordance with U.S. GAAP to free cash flow.

	(In millions) For the year ended December 31,				
	2003	2002	2001	2000	1999
Cash provided by operating activities	**$154.9**	$103.7	$ 56.1	$ 79.7	$130.6
Add(Deduct): Receivable securitization transactions	**-**	-	45.0	(1.0)	(44.0)
Total cash from operating activities (before receivable securitization transactions)	**154.9**	103.7	101.1	78.7	86.6
Deduct: Capital expenditures	**(21.3)**	(17.4)	(29.4)	(29.6)	(30.3)
Free cash flow	**$133.6**	$ 86.3	$ 71.7	$ 49.1	$ 56.3

(6) At December 31, 2003, 2002 and 2001, debt includes borrowings under the accounts receivable securitization program, referred to in note 4 above. At December 31, 2000 and 1999, such amounts were excluded from the balance sheet. Had these amounts been included in the balance sheet, total debt and total debt as a percentage of capitalization would have been $406.2 million and $375.4 million and 59.1% and 63.6%, respectively, at December 31, 2000 and 1999.

Income from Operations
(in millions)


$100
80
60
40
20
99 00 01 02 03
5 Year CAGR is 9.7 %

Income from Operations as a Percentage of Sales


9%
8
7
6
5
99 00 01 02 03

EBITDA[4]
(in millions)


$200
190
180
170
160
99 00 01 02 03

Capitalization[6]
(in millions)


$1000
800
600
400
200
99 00 01 02 03
Debt
Equity

Interest Coverage Ratio
(times interest earned)


8x
7
6
5
4
99 00 01 02 03

Cash Flow from Operations
(in millions)


$160
140
120
100
80
99 00 01 02 03

Board of Directors

Lewis G. Cole
Partner, Stroock & Stroock & Lavan LLP, Attorneys

Helmut N. Friedlaender
Private Investor

Sheldon S. Gordon
Chairman of Union Bancaire Privée International Holdings, Inc.

Frank S. Hermance
Chairman and Chief Executive Officer

Charles D. Klein
Financial Adviser; A Managing Director of American Securities Capital Partners, LLC

James R. Malone
Founding Partner and Managing Partner, QORVAL LLC

David P. Steinmann
A Managing Director of American Securities, L.P.

Elizabeth R. Varet
Private Investor; Chairman of American Securities, L.P.

Directors and Officers of the Company

Corporate Executive Office

Frank S. Hermance
Chairman and Chief Executive Officer

John J. Molinelli
Executive Vice President—Chief Financial Officer

Robert W. Chlebek
President, Electronic Instruments

Albert J. Neupaver
President, Electromechanical Group

David A. Zapico
President, Electronic Instruments

Corporate Officers

William J. Burke
Vice President, Investor and Corporate Relations

William D. Eginton
Vice President, Corporate Development

Elaine M. Gorman
Vice President, Shared Services

William P. Lawson
Vice President and Chief Information Officer

Robert R. Mandos, Jr.
Vice President and Comptroller

Deirdre D. Saunders
Vice President and Treasurer

Isaac S. Smalls
Vice President, Financial Reporting

John J. Weaver
Vice President, Human Resources

Operating Officers

Tiziano Barni
Vice President, Vacuum Products Division, Ciaramella Division and AMETEK electromotory S.R.O.

Donald W. Carlson
Vice President, U.S. Gauge

Raymond J. Cavanaugh
Vice President, Chemical Products

John Wesley Hardin
Vice President, Aerospace

Laurence K. Hayward
Vice President, Prestolite Power and Switch

Stephen N. Hoiles
Vice President, Dixson

Timothy N. Jones
Vice President, Process and Analytical Instruments

George W. Jucha
Vice President, Specialty Metal Products

Jon P. Kidder
Vice President, Advanced Measurement Technology

Charles F. Kovac
Vice President, Global Specialty Motors

Lim Meng Kee
Vice President, Asia

Roger A. Smith
Vice President, Marketing and Sales, Global Floor Care

Peter M. Stewart
Vice President, Rotron

James E. Visnic
Vice President, Sensor Technology

Shareholder Information

Corporate Office
AMETEK, Inc.
37 North Valley Road
Building 4
P.O. Box 1764
Paoli, PA 19301-0801
610-647-2121 or 800-473-1286
The Corporate Office is located in suburban Philadelphia.

Investor Communications
Investors seeking the Form 10-K and additional information about the Company may call or write to Investor Relations at the Corporate Office. AMETEK earnings announcements, press releases, SEC filings, and other investor information are available at Investors on AMETEK's Web site: www.ametek.com.

Annual Meeting
Tuesday, May 18, 2004, 2 p.m.
J.P. Morgan Chase & Co.
11th Floor Conference Center
270 Park Avenue
New York, NY 10017
All shareholders are invited to attend.

Stock Exchange Listings
New York and Pacific; symbol: AME

Shareholder Services
American Stock Transfer and Trust Co.
59 Maiden Lane
New York, NY 10038
Attn: Shareholder Services
718-921-8200 or 800-937-5449
www.amstock.com
AMETEK's transfer agent responds to inquiries regarding dividend payments, direct deposit of dividends, stock transfers, address changes, and replacement of lost dividend payments and lost stock certificates.

Independent Auditors
Ernst & Young LLP
Philadelphia, PA

Corporate Counsel
Stroock & Stroock & Lavan LLP
New York, NY

AMETEK is an equal opportunity employer.

37 NORTH VALLEY ROAD
BUILDING 4
P.O. BOX 1764
PAOLI, PA 19301-0801
www.ametek.com